Exhibit (a)(5)(A)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated April 5, 2013 and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in the United States in which it would be illegal to do so; provided that we will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended. Cooper-Standard Holdings Inc. may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in any such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Cooper-Standard Holdings Inc. by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Cooper-Standard Holdings Inc.

Notice of Offer to Purchase for Cash

by

of

Up to 4,651,162 Shares of its Common Stock

at

a Purchase Price of $43.00 Per Share

Cooper-Standard Holdings Inc., a Delaware corporation (“Cooper Standard”), is offering to purchase for cash up to 4,651,162 shares of its common stock, par value $0.001 per share (“Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 5, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON MAY 2, 2013, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Offer is not conditioned on the receipt of financing. The Offer, however, is conditioned upon a minimum number of 2,906,976 shares being properly tendered and not properly withdrawn and is subject to other conditions set forth in the Offer to Purchase.

THE BOARD OF DIRECTORS OF COOPER STANDARD HAS AUTHORIZED THE OFFER. HOWEVER, NEITHER COOPER STANDARD NOR ANY OF ITS BOARD OF DIRECTORS, THE DEALER MANAGER, INFORMATION AGENT OR DEPOSITARY MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES. SHAREHOLDERS MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER THEIR SHARES AND, IF SO, HOW MANY SHARES TO TENDER. IN DOING SO, SHAREHOLDERS SHOULD READ CAREFULLY THE INFORMATION IN THE OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL INCLUDING THE PURPOSES AND EFFECTS OF THE OFFER. SHAREHOLDERS SHOULD DISCUSS WHETHER TO TENDER THEIR SHARES WITH THEIR BROKER, IF ANY, OR OTHER FINANCIAL OR TAX ADVISOR.

As of March 31, 2013, Cooper Standard had 16,958,820 issued and outstanding Shares. If the Offer is fully subscribed, Cooper Standard will purchase 4,651,162 Shares, which would represent approximately 27.4% of the issued and outstanding Shares, or 21.0% of the issues and outstanding Shares on a fully diluted basis, in each case, as of such date. If more than 4,651,162 Shares are tendered in the Offer, Cooper Standard may exercise its right to purchase up to an additional 2% of our outstanding Shares without extending the Expiration Date, subject to applicable law.

Cooper Standard’s Board of Directors believes that the repurchase of shares in the Offer is consistent with Cooper Standard’s long-term goal of maximizing shareholder value. Cooper Standard’s senior management and Board of Directors believe that the Offer is a prudent use of Cooper Standard’s financial resources given its business profile and assets. The Board of Directors believes that the tender offer set forth in the Offer to Purchase represents a mechanism to provide Cooper Standard’s shareholders with the opportunity to tender all or a portion of their shares at a premium over recent trading prices for the Shares and, thereby, receive a return of some or all of their investment if they so elect. The Offer provides shareholders with an opportunity to obtain liquidity with respect to all or a portion of their shares without potential disruption to the share price and the usual transaction costs associated with market sales. In addition, if Cooper Standard completes the Offer, shareholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in Cooper Standard and its future operations.

Cooper Standard will purchase all Shares properly tendered and not properly withdrawn upon the terms and subject to the conditions of the Offer, including the minimum tender condition described above and provisions relating to “odd lot” priority, proration and conditional tender described in the Offer to Purchase. If more than 4,651,162 Shares, or such greater number of Shares as Cooper Standard may elect to purchase subject to applicable law, have been properly tendered and not properly withdrawn prior to the Expiration Date, Cooper Standard will purchase Shares at the Purchase Price in the following order of priority:

•

First, Cooper Standard will purchase all odd lots of less than 100 Shares from shareholders who properly tender all of their Shares and who do not properly withdraw them before the Expiration Date (tenders of less than all of the Shares owned, beneficially or of record, by such odd lot holder will not qualify for this preference);

•

Second, after purchasing all odd lots that were properly tendered, Cooper Standard will purchase Shares from all other shareholders who properly tender Shares and who do not properly withdraw them before the Expiration Date (except for shareholders who tendered Shares conditionally for which the condition was not satisfied), on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, until Cooper Standard has acquired 4,651,162 Shares (or such greater number of Shares as Cooper Standard may elect to purchase, subject to applicable law); and

•

Third, only if necessary to permit Cooper Standard to purchase 4,651,162 Shares (or such greater number of Shares as Cooper Standard may elect to purchase, subject to applicable law), Cooper Standard will purchase Shares from shareholders who have properly tendered Shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have properly tendered all of their Shares and not properly withdrawn them before the Expiration Date.

All other Shares that have been tendered and not purchased in the Offer will be returned to shareholders at Cooper Standard’s expense promptly after the Expiration Date. Cooper Standard expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 of the Offer to Purchase shall have occurred or shall be deemed by Cooper Standard to have occurred, to extend the period of time during which the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder’s Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date, and unless previously accepted for payment as provided in the Offer to Purchase, may also be withdrawn at any time after 11:59 p.m., New York City time, on May 31, 2013. For a withdrawal to be effective, a notice of withdrawal must be in written form and must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. In addition, the notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn, and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If Shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures.

For purposes of the Offer, Cooper Standard will be deemed to have accepted for payment (and therefore purchased) Shares that are properly tendered and not properly withdrawn, subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, only when, as and if Cooper Standard gives oral or written notice to the Depositary of its acceptance of the Shares for payment in the Offer.

Shareholders desiring to tender their Shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal.

Payment for Shares tendered and accepted for payment in the Offer will be made promptly after the Expiration Date, but only after timely receipt by the Depositary of: certificates for Shares or book-entry confirmation of the deposit of Shares into the Depositary’s account at DTC; a properly completed and duly executed Letter of Transmittal (or, an Agent’s Message (as defined in the Offer to Purchase)); and any other required documents.

Cooper Standard will decide, in its sole discretion, all questions as to the form and validity, including the time of receipt, of any notices of withdrawal, and each such decision will be final and binding on all persons participating in the offer, subject to such Offer participants disputing such determination in a court of competent jurisdiction. Neither Cooper Standard nor the Dealer Manager, the Information Agent or Depositary, nor any other person will be obligated to give notification of any defects or irregularities in any notice of withdrawal nor will any such person incur any liability for failure to give any notice.

Generally, the receipt of cash for tendered Shares will be treated for United States federal income tax purposes either as (a) a sale or exchange eligible for capital gain or loss treatment or (b) a dividend depending on your particular circumstances. The payment of cash for a non-U.S. shareholder’s tendered Shares may be subject to United States federal income tax withholding. Shareholders are strongly encouraged to read the Offer to Purchase, in particular, Sections 3 and 13, for additional information regarding the United States federal income tax consequences of participating in the Offer and should consult their tax advisors.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee shareholders and similar persons whose names, or the names of whose nominees, appear on the shareholder list of Cooper Standard or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at the expense of Cooper Standard at the address and telephone number set forth below. Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King &Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and brokers call collect: (212) 269-5550

All others call toll free: (800) 659-6590

The Depositary for the Offer is:

Computershare Trust Company, N.A.

c/o Voluntary Corporate Actions

Attn: Cooper Standard Offer

250 Royall Street, Suite V

Canton, MA 02021

Collect: (781) 575-2000

The Dealer Manager for the Offer is:

J.P. Morgan Securities LLC

383 Madison Avenue, 5th Floor

New York, NY 10179

Call Toll-Free (877) 371-5947

April 5, 2013